                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b) AND (c)
                            AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)


                               (Amendment No. 1)

                             Cambridge Heart, Inc.
                             ---------------------
                               (Name of Issuer)

                    Common Stock, $.001 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   131910101
                                   ---------
                                (CUSIP Number)

                                 SCHEDULE 13G
CUSIP NO. 131910101                                                 PAGE 2 OF 6
===============================================================================


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Jeffrey M. Arnold

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
                          698,565 shares (Includes 539,902 shares issuable
                          within 60 days of December 31, 1998 upon the
     NUMBER OF            exercise of vested stock options.)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             698,565 shares (Includes 539,902 shares issuable
                          within 60 days of December 31, 1998 upon the exercise
      PERSON              of vested stock options.

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

                          0 Shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      698,565 shares (Includes 539,902 shares issuable within 60 days of December 31, 1998 upon the exercise of vested stock options.)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

CUSIP No.  131910101                                               Page 3 of 6
           ---------

                                 SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Cambridge Heart, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

One Oak Park Drive
Bedford, MA  01730


Item 2(a).  Name of Person Filing:
----------------------------------

Jeffrey M. Arnold


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

c/o  Cambridge Heart, Inc.
     One Oak Park Drive
     Bedford, MA  01730

Item 2(c).  Citizenship:
------------------------

United States of America


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, $.001 par value per share


Item 2(e).  CUSIP Number:
-------------------------

131910101

CUSIP No. 131910101                                                 Page 4 of 6
          ---------

Item 3.  Identity of person filing pursuant to Rules 13d-1(b) or 13d-2(b):
--------------------------------------------------------------------------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     698,565 shares (Includes 539,902 shares issuable within 60 days of December 31, 1998 upon the exercise of vested stock options.)

     (b) Percent of Class:

     6.4%

     (c) Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                 698,565 shares (Includes 539,902 shares issuable within 60 days of December 31, 1998 upon the exercise of vested stock options.);

          (ii)   shared power to vote or to direct the vote:

                 0 Shares;

          (iii)  sole power to dispose or to direct the
                 disposition of:

                 698,565 shares (Includes 539,902 shares issuable within 60 days of December 31, 1998 upon the exercise of vested stock options.);

          (iv) shared power to dispose or to direct the disposition of:

                 0 Shares.

CUSIP No. 131910101                                                  Page 5 of 6
          ---------



Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable


Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-------------------------------------------------------------------------------
Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable


Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 131910101                                                  Page 6 of 6
          ---------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 2, 1999
                                         ------------------------------------
                                         Date


                                         /s/ Jeffrey M. Arnold
                                         -----------------------------------
                                         Jeffrey M. Arnold